Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor,”NORTH LOBBY” Survey No.83/1,Raidurgam Hyderbad – 500 032,India Tel :+91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and year ended March 31, 2022 (“Statement”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and
ii.	gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive income of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Block ‘B’, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

S.R. Batliboi & Associates LLP

Chartered Accountants

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Other Matter

The Statement includes the results for the quarter ended March 31, 2022 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2022 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan
Partner
Membership No.: 213271

UDIN: 22213271AJFKTD1221

Place: Hyderabad
Date: May 19, 2022

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2022

				All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	33,829	34,303	32,779	138,864	132,094
	b) License fees and service income	2,490	335	356	4,289	720
	c) Other operating income	368	158	372	899	677
	Total revenue from operations	36,687	34,796	33,507	144,052	133,491

2	Other income	1,147	630	816	4,820	8,011

	Total income (1 + 2)	37,834	35,426	34,323	148,872	141,502

3	Expenses
	a) Cost of materials consumed	10,149	8,196	8,163	33,784	32,663
	b) Purchase of stock-in-trade	3,354	4,420	3,266	20,571	12,523
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(557)	(566)	208	(3,896)	(3,956)
	d) Employee benefits expense	6,089	6,040	5,456	24,346	22,701
	e) Depreciation and amortisation expense	2,052	2,054	2,107	8,143	8,350
	f) Impairment of non current assets	98	-	-	98	150
	g) Finance costs	127	77	169	380	467
	h) Selling and other expenses	10,855	10,566	10,385	43,208	38,042
	Total expenses	32,167	30,787	29,754	126,634	110,940

4	Profit before tax (1 + 2 - 3)	5,667	4,639	4,569	22,238	30,562

5	Tax expense
	a) Current tax	974	812	788	3,926	5,401
	b) Deferred tax	496	416	666	2,080	3,297

6	Net profit for the period / year (4 - 5)	4,197	3,411	3,115	16,232	21,864

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	(47)	-	(174)	(45)	(169)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	17	-	62	17	62

	b) (i) Items that will be reclassified to profit or loss	955	201	78	832	994

	(ii) Income tax relating to items that will be reclassified to profit or loss	(335)	(69)	(28)	(291)	(346)
				-
	Total other comprehensive income	590	132	(62)	513	541

8	Total comprehensive income (6 + 7)	4,787	3,543	3,053	16,745	22,405

9	Paid-up equity share capital (face value Rs. 5/- each)	832	832	832	832	832

10	Other equity				182,530	169,005

11	Earnings per equity share (face value Rs. 5/- each)

	a) Before Extra-ordinary items
	Basic	25.29	20.55	18.78	97.85	131.84
	Diluted	25.24	20.51	18.73	97.58	131.46
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information				All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2022	31.12.2021	31.03.2021	31.03.2022	31.03.2021
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	7,932	7,305	8,993	31,718	33,458
	b) Global Generics	30,255	28,997	26,144	116,999	106,467
	c) Proprietary Products	199	110	251	1,590	471
	Total	38,386	36,412	35,388	150,307	140,396

	Less: Inter-segment revenue	1,699	1,616	1,881	6,255	6,905
	Total revenue from operations	36,687	34,796	33,507	144,052	133,491

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(322)	(226)	1,227	384	7,486
	b) Global Generics	5,944	5,312	3,565	21,871	23,928
	c) Proprietary Products	129	36	44	1,160	(631)
	Total	5,751	5,122	4,836	23,415	30,783

	Less: (i) Finance costs	127	77	169	380	467
	(ii) Other un-allocable expenditure / (income), net	(43)	406	98	797	(246)
	Total profit before tax	5,667	4,639	4,569	22,238	30,562

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2

License fee and service income for the quarter and year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited. The aforesaid transactions pertain to Company’s Global Generics Segment.

3	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc, for an amount of Rs. 1,084 million is included under the head “License fee and service income” and this pertains to the Company’s Proprietary Products segment.

4	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy's Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’).

5	"Other income" for the year ended 31 March 2021, includes Rs. 4,772 million received from Aurigene Pharmaceutical Services limited (APSL) during the quarter ended 30 June 2020, pursuant to sale of the contract development and manufacturing organisation (CDMO) division of the Custom Pharmaceutical Services (CPS) business of the Company.

6	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company shared the report with respect to one country with the SEC/DOJ during the quarter ended 30 September 2021, and certain other countries in the quarter ended 31 March 2022, and subsequent to the year end. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

7	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

DR. REDDY’S LABORATORIES LIMITED

8	The Company considered the uncertainties relating to the COVID-19 pandemic and the geopolitical situation in Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

9	Balance sheet

	All amounts in Indian Rupees millions
Particulars	As at	As at
	31.03.2022	31.03.2021
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	40,240	35,792
Capital work-in-progress	11,864	8,771
Goodwill	853	853
Other intangible assets	20,412	21,798
Intangible assets under development	139	237
Financial assets
Investments	30,243	33,922
Trade receivables	54	118
Loans	12	12
Other financial assets	2,514	492
Deferred tax assets, net	194	2,548
Tax assets, net	3,115	2,151
Other non-current assets	480	160
Total non-current assets	110,120	106,854

Current assets
Inventories	33,478	28,197
Financial assets
Investments	19,124	12,570
Trade receivables	49,454	40,800
Derivative financial instruments	1,903	915
Cash and cash equivalents	11,595	13,063
Other bank balances	8,710	3,402
Other financial assets	565	529
Other current assets	9,981	9,966
Total current assets before assets held for sale	134,810	109,442
Assets held for sale	26	-
Total current assets	134,836	109,442

TOTAL ASSETS	244,956	216,296

EQUITY AND LIABILITIES
Equity
Equity share capital	832	832
Other equity	182,530	169,005
Total Equity	183,362	169,837

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	197	177
Provisions	104	251
Other non-current liabilities	842	428
Total non-current liabilities	1,143	856

Current liabilities
Financial liabilities
Borrowings	21,711	11,809
Lease liabilities	146	159
Trade payables
Total outstanding dues of micro enterprises and small enterprises	120	152
Total outstanding dues of creditors other than micro enterprises and small enterprises	16,542	13,212
Derivative financial instruments	472	306
Other financial liabilities	12,153	12,010
Provisions	3,222	2,987
Other current liabilities	6,085	4,968
Total current liabilities	60,451	45,603

TOTAL EQUITY AND LIABILITIES	244,956	216,296

DR. REDDY’S LABORATORIES LIMITED

10	Statement of cashflows

	All amounts in Indian Rupees millions
Particulars	Year ended	Year ended
	31.03.2022	31.03.2021
	(Audited)	(Audited)
Cash flows from/(used in) operating activities
Profit before taxation	22,238	30,562
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(233)	(510)
Depreciation and amortisation expense	8,143	8,350
Impairment of non-current assets	98	150
Allowance for credit losses (on trade receivables and other advances)	65	69
Loss/(Profit) on sale/disposal of property , plant and equipment and other intangible assets, net	78	(4,711)
Foreign exchange loss / (gain), net	(1,623)	(443)
Interest income	(1,669)	(1,223)
Finance costs	380	467
Equity settled share-based payment expense	592	584
Dividend income	-	- *
Changes in operating assets and liabilities:
Trade receivables	(8,655)	7,137
Inventories	(5,281)	(5,827)
Trade payables	3,298	2,680
Other assets and other liabilities, net	844	2,337
Cash generated from operations	18,275	39,622
Income taxes paid, net	(4,888)	(4,480)
Net cash generated from operating activities	13,387	35,142

Cash flows from/(used in) investing activities
Expenditures on property, plant and equipment	(13,113)	(8,575)
Proceeds from sale of property, plant and equipment	94	4,900
Expenditures on other intangible assets	(543)	(2,364)
Payment for acquisition of business	-	(15,514)
Proceeds from redemption of preference shares	16,878	-
Purchase of investments	(91,118)	(69,520)
Proceeds from sale of investments	65,848	74,861
Dividends received	-	- *
Interest income received	1,574	1,632
Net cash used in investing activities	(20,380)	(14,580)

Cash flows from/(used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	334	269
Proceeds from short-term loans and borrowings, net	9,683	1,527
Repayment of long-term loans and borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(172)	(38)
Dividend paid	(4,146)	(4,147)
Purchases of treasury shares	-	(1,193)
Interest paid	(644)	(618)
Net cash from/(used in) financing activities	5,055	(7,943)

Net increase / (decrease) in cash and cash equivalents	(1,938)	12,619
Effect of exchange rate changes on cash and cash equivalents	479	44
Cash and cash equivalents at the beginning of the year (1)	13,054	391
Cash and cash equivalents at the end of the year(2)	11,595	13,054

*	Rounded off to million.
**	FVTPL (fair value through profit or loss)
(1)	Adjusted for bank overdraft of Rs.9 million and Rs. 1 million for the years ended 31 March 2022 and year ended 31 March 2021 respectively.

(2)	Adjusted for bank overdraft of Rs. Nil and Rs. 9 million for the years ended 31 March 2022 and year ended 31 March 2021 respectively.

11	The audited results were reviewed by the Audit Committee of the Board on 18 May 2022 and approved by the Board of Directors of the Company at their meeting held on 19 May 2022.

12	The Board of Directors, at their meeting held on 19 May 2022, have recommended a final dividend of Rs. 30 per share subject to the approval of shareholders.

13	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

14	The results for the quarter and year ended 31 March 2022 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 19 May 2022	Co-Chairman & Managing Director